FINANCIAL SUMMARY

(All financial information has been prepared in accordance with International Financial Reporting Standards)

FY2024 First Quarter

(April 1, 2023 through June 30, 2023)

English translation from the original Japanese-language document

TOYOTA MOTOR CORPORATION

FY2024 First Quarter Consolidated Financial Results

(All financial information has been prepared in accordance with International Financial Reporting Standards)

English translation from the original Japanese-language document

August 1, 2023

Company name	:	Toyota Motor Corporation
Stock exchanges on which the shares are listed	:	Tokyo and Nagoya Stock Exchanges in Japan
Code number	:	7203
URL	:	https://global.toyota/jp/
Representative	:	Koji Sato, President
Contact person	:	Hideaki Hayashi, General Manager, Accounting Division Tel. (0565)28-2121
Filing date of quarterly securities report	:	August 10, 2023
Payment date of cash dividends	:	—
Supplemental materials prepared for quarterly financial results	:	yes
Earnings announcement for quarterly financial results	:	yes

(Amounts are rounded to the nearest million yen)

1.	Consolidated Results for FY2024 First Quarter (April 1, 2023 through June 30, 2023)

(1)	Consolidated financial results (For the first quarter ended June 30)

	(% of change from previous first quarter)
	Sales revenues		Operating income		Income before income taxes		Net income		Net income attributable to Toyota Motor Corporation		Comprehensive income
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Million yen	%
FY2024 first quarter	10,546,831	24.2	1,120,900	93.7	1,720,553	68.4	1,326,890	75.0	1,311,372	78.0	2,553,887	51.3
FY2023 first quarter	8,491,116	7.0	578,655	-42.0	1,021,748	-18.7	758,253	-18.2	736,820	-17.9	1,688,311	47.3

	Earnings per share attributable to Toyota Motor Corporation – Basic	Earnings per share attributable to Toyota Motor Corporation – Diluted
	Yen	Yen
FY2024 first quarter	96.74	96.74
FY2023 first quarter	53.65	53.65

(2)	Consolidated financial position

	Total assets	Total shareholders’ equity	Toyota Motor Corporation shareholders’ equity	Ratio of Toyota Motor Corporation shareholders’ equity
	Million yen	Million yen	Million yen	%
FY2024 first quarter	80,131,208	31,274,404	30,330,063	37.9
FY2023	74,303,180	29,264,213	28,338,706	38.1

2.	Cash Dividends

Annual cash dividends per common share
	End of first quarter	End of second quarter	End of third quarter	Year-end	Total
	Yen	Yen	Yen	Yen	Yen
FY2023	—	25.00	—	35.00	60.00
FY2024	—
FY2024 (forecast)		—	—	—	—

(Note)	Revisions to the forecast of cash dividends since the latest announcement: none

3.	Forecast of Consolidated Results for FY2024 (April 1, 2023 through March 31, 2024)

	(% of change from FY2023)
	Sales revenues		Operating income		Income before income taxes		Net income attributable to Toyota Motor Corporation		Earnings per share attributable to Toyota Motor Corporation – Basic
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
Full-year	38,000,000	2.3	3,000,000	10.1	3,690,000	0.6	2,580,000	5.2	190.41

(Note)	Revisions to the forecast of consolidated results since the latest announcement: none

Notes

(1)	Changes in significant subsidiaries during the current quarter

(Changes in specified subsidiaries that caused a change in the scope of consolidation): none

(2)	Changes in accounting policies and changes in accounting estimates

(i)	Changes in accounting policies required by IFRS: none

(ii)	Changes other than (2)-(i) above: none

(iii)	Changes in accounting estimates: none

(3)	Number of shares issued and outstanding (common stock)

(i)	Number of shares issued and outstanding at the end of each period (including treasury stock):
FY2024 first quarter 16,314,987,460 shares, FY2023 16,314,987,460 shares

(ii)	Number of treasury stock at the end of each period: FY2024 first quarter 2,766,819,146 shares,
FY2023 2,749,807,731 shares

(iii)	Average number of shares issued and outstanding in each period: FY2024 first quarter 13,555,662,829 shares,
FY2023 first quarter 13,732,568,596 shares

These consolidated financial results are not subject to certified public accountant’s or audit firm’s quarterly review.

Cautionary Statement with Respect to Forward-Looking Statements, and Other Information

This report contains forward-looking statements that reflect Toyota’s plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Canadian dollar and the British pound, fluctuations in stock prices, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies, as well as information security; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; (xiv) the impact of natural calamities, epidemics, political and economic instability, fuel shortages or interruptions in social infrastructure, wars, terrorism and labor strikes, including their negative effect on Toyota’s vehicle production and sales; (xv) the impact of climate change and the transition towards a low-carbon economy; and (xvi) the ability of Toyota to hire or retain sufficient human resources.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

In order to convey top management’s aspirations and the company’s direction to all those whose lives are touched by Toyota, Toyota communicates what Toyota is really like through “Toyota Times.”

“Toyota Times” (https://toyotatimes.jp/en/)

TOYOTA MOTOR CORPORATION    FY2024 First Quarter Financial Summary

Supplemental Material for Financial Results for FY2024 First Quarter

TOYOTA MOTOR CORPORATION    FY2024 First Quarter Financial Summary

Unaudited Condensed Quarterly Consolidated Financial Statements and

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

1. Unaudited Condensed Quarterly Consolidated Statement of Financial Position

	Yen in millions
	March 31, 2023	June 30, 2023
Assets
Current assets
Cash and cash equivalents	7,516,966	7,906,447
Trade accounts and other receivables	3,586,130	3,579,181
Receivables related to financial services	8,279,806	9,244,379
Other financial assets	1,715,675	2,287,272
Inventories	4,255,614	4,671,910
Income tax receivable	218,704	245,936
Other current assets	886,885	1,008,874

Total current assets	26,459,781	28,943,999

Non-current assets
Investments accounted for using the equity method	5,227,345	5,143,351
Receivables related to financial services	16,491,045	18,213,507
Other financial assets	10,556,431	11,460,296
Property, plant and equipment
Land	1,426,370	1,446,910
Buildings	5,464,811	5,654,705
Machinery and equipment	14,796,619	15,591,572
Vehicles and equipment on operating leases	6,774,427	7,227,875
Construction in progress	846,866	852,978

Total property, plant and equipment, at cost	29,309,093	30,774,041

Less - Accumulated depreciation and impairment losses	(16,675,119)	(17,482,649)

Total property, plant and equipment, net	12,633,974	13,291,392

Right of use assets	491,368	516,601
Intangible assets	1,249,122	1,299,050
Deferred tax assets	387,427	434,307
Other non-current assets	806,687	828,706

Total non-current assets	47,843,399	51,187,209

Total assets	74,303,180	80,131,208

TOYOTA MOTOR CORPORATION    FY2024 First Quarter Financial Summary

	Yen in millions
	March 31, 2023	June 30, 2023
Liabilities
Current liabilities
Trade accounts and other payables	4,986,309	4,919,905
Short-term and current portion of long-term debt	12,305,639	13,777,028
Accrued expenses	1,552,345	1,710,575
Other financial liabilities	1,392,397	1,614,693
Income taxes payable	404,606	457,088
Liabilities for quality assurance	1,686,357	1,780,077
Other current liabilities	1,632,063	1,842,395

Total current liabilities	23,959,715	26,101,761

Non-current liabilities
Long-term debt	17,074,634	18,239,266
Other financial liabilities	533,710	638,120
Retirement benefit liabilities	1,065,508	1,106,614
Deferred tax liabilities	1,802,346	2,114,444
Other non-current liabilities	603,052	656,599

Total non-current liabilities	21,079,251	22,755,043

Total liabilities	45,038,967	48,856,804

Shareholders’ equity
Common stock	397,050	397,050
Additional paid-in capital	498,728	497,995
Retained earnings	28,343,296	29,279,685
Other components of equity	2,836,195	3,925,624
Treasury stock	(3,736,562)	(3,770,291)

Total Toyota Motor Corporation shareholders’ equity	28,338,706	30,330,063

Non-controlling interests	925,507	944,341

Total shareholders’ equity	29,264,213	31,274,404

Total liabilities and shareholders’ equity	74,303,180	80,131,208

TOYOTA MOTOR CORPORATION    FY2024 First Quarter Financial Summary

2. Unaudited Condensed Quarterly Consolidated Statement of Income and

    Unaudited Condensed Quarterly Consolidated Statement of Comprehensive Income

Unaudited Condensed Quarterly Consolidated Statement of Income

	Yen in millions
	For the first quarter ended June 30, 2022	For the first quarter ended June 30, 2023
Sales revenues
Sales of products	7,844,455	9,785,454
Financial services	646,661	761,377

Total sales revenues	8,491,116	10,546,831

Costs and expenses
Cost of products sold	6,700,127	8,040,979
Cost of financial services	399,840	442,948
Selling, general and administrative	812,494	942,003

Total costs and expenses	7,912,462	9,425,931

Operating income	578,655	1,120,900

Share of profit (loss) of investments accounted for using the equity method	171,069	193,356
Other finance income	125,793	190,127
Other finance costs	(19,362)	(23,339)
Foreign exchange gain (loss), net	183,259	246,776
Other income (loss), net	(17,667)	(7,267)

Income before income taxes	1,021,748	1,720,553

Income tax expense	263,496	393,663

Net income	758,253	1,326,890

Net income attributable to
Toyota Motor Corporation	736,820	1,311,372
Non-controlling interests	21,432	15,518

Net income	758,253	1,326,890

	Yen
Earnings per share attributable to Toyota Motor Corporation
Basic and Diluted	53.65	96.74

TOYOTA MOTOR CORPORATION    FY2024 First Quarter Financial Summary

Unaudited Condensed Quarterly Consolidated Statement of Comprehensive Income

	Yen in millions
	For the first quarter ended June 30, 2022	For the first quarter ended June 30, 2023
Net income	758,253	1,326,890
Other comprehensive income, net of tax
Items that will not be reclassified to profit (loss)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	41,613	375,035
Remeasurements of defined benefit plans	(3,528)	(3,074)
Share of other comprehensive income of equity method investees	(60,004)	60,922

Total of items that will not be reclassified to profit (loss)	(21,919)	432,883

Items that may be reclassified subsequently to profit (loss)
Exchange differences on translating foreign operations	918,143	760,182
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	(87,260)	(7,604)
Share of other comprehensive income of equity method investees	121,095	41,536

Total of items that may be reclassified subsequently to profit (loss)	951,978	794,114

Total other comprehensive income, net of tax	930,059	1,226,997

Comprehensive income	1,688,311	2,553,887

Comprehensive income for the period attributable to
Toyota Motor Corporation	1,635,179	2,500,599
Non-controlling interests	53,132	53,288

Comprehensive income	1,688,311	2,553,887

TOYOTA MOTOR CORPORATION    FY2024 First Quarter Financial Summary

3. Unaudited Condensed Quarterly Consolidated Statement of Changes in Equity

For the first quarter ended June 30, 2022

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Other components of equity	Treasury stock	Toyota Motor Corporation shareholders’ equity	Non- controlling interests	Total shareholders’ equity
Balances at April 1, 2022	397,050	498,575	26,453,126	2,203,254	(3,306,037)	26,245,969	908,851	27,154,820

Comprehensive income
Net income	—	—	736,820	—	—	736,820	21,432	758,253
Other comprehensive income, net of tax	—	—	—	898,359	—	898,359	31,699	930,059

Total comprehensive income	—	—	736,820	898,359	—	1,635,179	53,132	1,688,311

Transactions with owners and other
Dividends paid	—	—	(385,792)	—	—	(385,792)	(25,187)	(410,979)
Repurchase of treasury stock	—	—	—	—	(121,311)	(121,311)	—	(121,311)
Reissuance of treasury stock	—	334	—	—	573	907	—	907
Equity transactions and other	—	(133)	—	—	—	(133)	(3,071)	(3,204)

Total transactions with owners and other	—	201	(385,792)	—	(120,739)	(506,330)	(28,258)	(534,588)

Reclassification to retained earnings	—	—	69,277	(69,277)	—	—	—	—

Balances at June 30, 2022	397,050	498,776	26,873,431	3,032,336	(3,426,775)	27,374,818	933,725	28,308,543

For the first quarter ended June 30, 2023
	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Other components of equity	Treasury stock	Toyota Motor Corporation shareholders’ equity	Non- controlling interests	Total shareholders’ equity
Balances at April 1, 2023	397,050	498,728	28,343,296	2,836,195	(3,736,562)	28,338,706	925,507	29,264,213

Comprehensive income
Net income	—	—	1,311,372	—	—	1,311,372	15,518	1,326,890
Other comprehensive income, net of tax	—	—	—	1,189,227	—	1,189,227	37,770	1,226,997

Total comprehensive income	—	—	1,311,372	1,189,227	—	2,500,599	53,288	2,553,887

Transactions with owners and other
Dividends paid	—	—	(474,781)	—	—	(474,781)	(35,457)	(510,238)
Repurchase of treasury stock	—	—	—	—	(34,377)	(34,377)	—	(34,377)
Reissuance of treasury stock	—	263	—	—	649	911	—	911
Equity transactions and other	—	(995)	—	—	—	(995)	1,003	8

Total transactions with owners and other	—	(733)	(474,781)	—	(33,728)	(509,242)	(34,454)	(543,696)

Reclassification to retained earnings	—	—	99,799	(99,799)	—	—	—	—

Balances at June 30, 2023	397,050	497,995	29,279,685	3,925,624	(3,770,291)	30,330,063	944,341	31,274,404

TOYOTA MOTOR CORPORATION    FY2024 First Quarter Financial Summary

4. Unaudited Condensed Quarterly Consolidated Statement of Cash Flows

	Yen in millions
	For the first quarter ended June 30, 2022	For the first quarter ended June 30, 2023
Cash flows from operating activities
Net income	758,253	1,326,890
Depreciation and amortization	503,366	505,809
Interest income and interest costs related to financial services, net	(178,125)	(174,594)
Share of profit (loss) of investments accounted for using the equity method	(171,069)	(193,356)
Income tax expense	263,496	393,663
Changes in operating assets and liabilities, and other	(286,225)	(802,363)
Interest received	309,518	488,866
Dividends received	338,516	445,938
Interest paid	(80,904)	(204,171)
Income taxes paid, net of refunds	(692,736)	(428,464)

Net cash provided by (used in) operating activities	764,087	1,358,218

Cash flows from investing activities
Additions to fixed assets excluding equipment leased to others	(374,083)	(458,706)
Additions to equipment leased to others	(458,483)	(636,023)
Proceeds from sales of fixed assets excluding equipment leased to others	16,925	8,165
Proceeds from sales of equipment leased to others	427,753	460,086
Additions to intangible assets	(71,861)	(80,030)
Additions to public and corporate bonds and stocks	(353,453)	(614,453)
Proceeds from sales of public and corporate bonds and stocks and upon maturity of public and corporate bonds	282,823	755,711
Other, net	79,467	(551,805)

Net cash provided by (used in) investing activities	(450,912)	(1,117,054)

Cash flows from financing activities
Increase (decrease) in short-term debt	160,646	138,977
Proceeds from long-term debt	2,238,120	2,181,694
Payments of long-term debt	(1,940,196)	(1,869,180)
Dividends paid to Toyota Motor Corporation common shareholders	(385,792)	(474,781)
Dividends paid to non-controlling interests	(25,187)	(35,457)
Reissuance (repurchase) of treasury stock	(121,311)	(34,377)
Other, net	—	268

Net cash provided by (used in) financing activities	(73,721)	(92,858)

Effect of exchange rate changes on cash and cash equivalents	331,904	241,175

Net increase (decrease) in cash and cash equivalents	571,357	389,481

Cash and cash equivalents at beginning of period	6,113,655	7,516,966

Cash and cash equivalents at end of period	6,685,012	7,906,447

TOYOTA MOTOR CORPORATION    FY2024 First Quarter Financial Summary

5. Going Concern Assumption

None

Supplemental Material for Financial Results for FY2024 First Quarter (Consolidated)

< IFRS >

	FY2023										FY2024		FY2024
	1Q (2022/4-6)		2Q (2022/7-9)		3Q (2022/10-12)		4Q (2023/1-3)		12 months (‘22/4-‘23/3)		1Q (2023/4-6)		Forecast 12 months (‘23/4-‘24/3)
Vehicle Production (thousands of units)	1,936		2,179		2,243		2,336		8,694		2,345
(Japan) –including Daihatsu & Hino	802		934		975		1,078		3,789		1,025
[Daihatsu & Hino]	[208	]	[240	]	[285	]	[269	]	[1,002	]	[190	]
(Overseas) –including Daihatsu & Hino	1,135		1,245		1,268		1,258		4,905		1,321
[Daihatsu & Hino]	[121	]	[157	]	[164	]	[156	]	[597	]	[118	]
North America	452		460		415		441		1,768		520
Europe	201		183		210		176		771		223
Asia	372		468		510		508		1,859		437
Central and South America	104		105		95		95		398		102
Africa	5		28		38		38		109		39
Vehicle Sales (thousands of units)	2,013		2,146		2,331		2,331		8,822		2,326		9,600
(Japan) –including Daihatsu & Hino	403		466		532		668		2,069		532		2,320
[Daihatsu & Hino]	[126	]	[144	]	[169	]	[182	]	[621	]	[134	]	[620	]
(Overseas) –including Daihatsu & Hino	1,610		1,680		1,799		1,664		6,753		1,794		7,280
[Daihatsu & Hino]	[68	]	[78	]	[92	]	[83	]	[321	]	[69	]	[280	]
North America	635		610		607		555		2,407		682		2,660
Europe	248		231		277		273		1,030		286		1,130
Asia	361		456		476		458		1,751		417		1,870
Central and South America	123		128		144		115		509		128		500
Oceania	76		67		68		54		265		76		290
Africa	36		61		68		61		226		59		270
Middle East	130		126		157		145		559		143		560
Other	2		2		2		2		7		3
Total Retail Unit Sales (thousands of units) [Toyota, Daihatsu and Hino]	2,544		2,625		2,721		2,669		10,558		2,751		11,380

Supplemental 1

Supplemental Material for Financial Results for FY2024 First Quarter (Consolidated)

< IFRS >

	FY2023					FY2024		FY2024
	1Q (2022/4-6)	2Q (2022/7-9)	3Q (2022/10-12)	4Q (2023/1-3)	12 months (‘22/4-‘23/3)	1Q (2023/4-6)		Forecast 12 months (‘23/4-‘24/3)
Foreign Exchange Rates
Yen to US Dollar Rate	130	138	141	132	135	137		as premise: 125
Yen to Euro Rate	138	139	144	142	141	150		as premise: 135
Number of Employees	376,971	377,369	375,396	375,235	375,235	379,659	(Note 1)
Sales Revenues (billions of yen)	8,491.1	9,218.2	9,754.6	9,690.2	37,154.2	10,546.8		38,000.0
Geographic Information
Japan	3,899.7	4,290.1	4,582.2	4,811.0	17,583.1	5,105.5
North America	3,349.9	3,523.6	3,588.9	3,381.4	13,843.9	4,092.0
Europe	973.0	939.3	1,155.6	1,205.6	4,273.7	1,299.0
Asia	1,795.6	2,153.3	2,183.9	1,911.9	8,044.9	1,964.5
Other	828.7	907.5	907.1	828.7	3,472.1	1,024.6
Elimination	-2,355.9	-2,595.8	-2,663.2	-2,448.5	-10,063.6	-2,939.0
Business Segment
Automotive	7,720.1	8,408.9	8,871.4	8,819.4	33,820.0	9,687.9
Financial Services	652.1	704.2	741.7	711.5	2,809.6	775.1
All Other	262.3	271.0	312.2	379.2	1,224.9	306.4
Elimination	-143.4	-166.0	-170.6	-220.0	-700.2	-222.7
Operating Income (billions of yen)	578.6	562.7	956.6	626.9	2,725.0	1,120.9		3,000.0
(Operating Income Ratio) (%)	(6.8)	(6.1)	(9.8)	(6.5)	(7.3)	(10.6)		(7.9)
Geographic Information
Japan	336.7	521.1	683.4	360.1	1,901.4	701.9
North America	14.5	-85.6	-17.9	14.2	-74.7	119.6
Europe	19.6	-65.5	62.6	40.7	57.4	83.0
Asia	212.7	178.9	168.7	154.0	714.4	186.2
Other	45.8	64.0	66.1	55.3	231.3	85.4
Elimination	-50.8	-50.1	-6.3	2.3	-104.9	-55.4
Business Segment
Automotive	449.2	453.7	818.8	458.8	2,180.6	945.6
Financial Services	114.5	84.4	125.0	113.5	437.5	147.2
All Other	18.3	20.3	18.4	46.2	103.4	40.2
Elimination	-3.4	4.3	-5.7	8.3	3.4	-12.2
Share of Profit (Loss) of Investments Accounted for Using the Equity Method (billions of yen)	171.0	133.5	170.0	168.3	643.0	193.3		690.0
Income before Income Taxes (billions of yen)	1,021.7	812.5	1,034.9	799.4	3,668.7	1,720.5		3,690.0
(Income before Income Taxes Ratio) (%)	(12.0)	(8.8)	(10.6)	(8.3)	(9.9)	(16.3)		(9.7)
Net Income Attributable to Toyota Motor Corporation (billions of yen)	736.8	434.2	727.9	552.2	2,451.3	1,311.3		2,580.0
(Net Income Ratio) (%)	(8.7)	(4.7)	(7.5)	(5.7)	(6.6)	(12.4)		(6.8)
Dividends
Cash Dividends (billions of yen)	—	342.1	—	474.7	816.9	—	(Note 2)
Cash Dividends per Share (yen)	—	25	—	35	60	—
Payout Ratio (%)	—	29.2	—	37.1	33.4	—
Value of Shares Repurchased (billions of yen)[actual purchase]	121.3	74.2	141.0	94.5	431.0	34.3	(Note 3)
Value of Shares Repurchased (billions of yen)[shareholder return]	—	149.9	—	150.0	299.9	—	(Note 3) (Note 4)
Number of Outstanding Shares (thousands)	16,314,987	16,314,987	16,314,987	16,314,987	16,314,987	16,314,987

Supplemental 2

Supplemental Material for Financial Results for FY2024 First Quarter (Consolidated)

< IFRS >

	FY2023					FY2024		FY2024
	1Q (2022/4-6)	2Q (2022/7-9)	3Q (2022/10-12)	4Q (2023/1-3)	12 months (‘22/4-‘23/3)	1Q (2023/4-6)		Forecast 12 months (‘23/4-‘24/3)
R&D Expenses (billions of yen)	302.2	318.4	298.8	322.0	1,241.6	294.8		1,240.0	(Note 5)
Depreciation Expenses (billions of yen)	284.3	289.7	298.1	312.7	1,185.0	298.3		1,250.0	(Note 6)
Geographic Information
Japan	122.6	126.3	118.0	145.8	512.8	140.7
North America	87.4	95.3	94.4	89.4	366.6	79.4
Europe	22.1	20.4	20.9	22.3	85.9	21.4
Asia	39.9	42.5	56.2	45.2	184.0	46.1
Other	12.2	5.0	8.4	9.7	35.5	10.5
Capital Expenditures (billions of yen)	274.6	407.4	358.8	564.9	1,605.8	366.6		1,860.0	(Note 6)
Geographic Information
Japan	128.6	151.6	148.1	275.4	703.8	144.0
North America	97.9	175.3	120.1	162.7	556.1	154.1
Europe	10.3	10.3	16.9	24.1	61.7	12.5
Asia	25.7	65.5	63.4	68.1	222.9	41.1
Other	11.9	4.5	10.2	34.4	61.2	14.7
Total Liquid Assets (billions of yen)	10,532.2	11,004.6	10,278.7	11,313.7	11,313.7	12,287.8	(Note 7)
Total Assets (billions of yen)	71,935.1	74,484.0	71,580.5	74,303.1	74,303.1	80,131.2
Toyota Motor Corporation Shareholders’ Equity (billions of yen)	27,374.8	28,037.2	27,535.8	28,338.7	28,338.7	30,330.0
Return on Equity (%)	11.0	6.3	10.5	7.9	9.0	17.9
Return on Asset (%)	4.2	2.4	4.0	3.0	3.5	6.8
Number of Consolidated Subsidiaries (including Structured Entities)					569
Number of Associates and Joint Ventures Accounted for Using the Equity Method					168

Analysis of Consolidated Net Income Attributable to Toyota Motor Corporation for FY2024 (billions of yen, approximately)	1Q (2023/4-6)
Marketing Efforts	600.0
Effects of Changes in Exchange Rates	115.0
Cost Reduction Efforts	-155.0
From Engineering	-185.0
From Manufacturing and Logistics	30.0
Increase or Decrease in Expenses and Expense Reduction Efforts	-70.0
Other	52.2
(Changes in Operating Income)	542.2
Non-operating Income	156.5
Share of Profit (Loss) of Investments Accounted for Using the Equity Method	22.2
Income tax expense, Net Income Attributable to Non-controlling Interests	-124.2
(Changes in Net Income Attributable to Toyota Motor Corporation)	574.5

Cautionary Statement with Respect to Forward-Looking Statements

This report contains forward-looking statements that reflect Toyota’s plans and expectations.

These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements.

These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Canadian dollar and the British pound, fluctuations in stock prices, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand ima0ge; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies, as well as information security; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; (xiv) the impact of natural calamities, epidemics, political and economic instability, fuel shortages or interruptions in social infrastructure, wars, terrorism and labor strikes, including their negative effect on Toyota’s vehicle production and sales; (xv) the impact of climate change and the transition towards a low-carbon economy; and (xvi) the ability of Toyota to hire or retain sufficient human resources.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

(Note 1)	Shows the number of employees as of the end of each period (excluding loan employees from Toyota to outside Toyota and including loan employees from outside Toyota to Toyota)
(Note 2)	2Q= Interim Dividend, 4Q= Year-end Dividend, FY= Annual Dividend
(Note 3)	Excluding shares constituting less than one unit that were purchased upon request and the commission fees incurred for the repurchase
(Note 4)

Shareholder return on Net Income for the period (Stated the maximum total purchase price for the repurchase of shares during the repurchase period, or the actual purchase price of shares repurchased after the completion of the repurchase period.)

(Note 5)	Figures for R&D expenses are R&D activity related expenditures incurred during the reporting period and do not conform to “R&D Expenses” on Toyota’s Consolidated Statement of Income
(Note 6)	Figures for depreciation expenses and capital expenditures do not include vehicles in operating lease or right of use assets
(Note 7)	Cash and cash equivalents, time deposits, public and corporate bonds and its investment in monetary trust funds, excluding in each case those relating to financial services

Supplemental 3